Exhibit 99.1

Yirendai Reports Third Quarter 2018 Financial Results

BEIJING, November 12, 2018 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the quarter ended September 30, 2018.

	For the Three Months Ended
in RMB million	30-Sep-18	30-Sep-17	YoY Change
Amount of Loans Facilitated	6,546.2	12,185.4	-46%
Total Net Revenue	1,121.2	1,513.9	-26%
Net Income	151.6	303.0	-50%
Adjusted EBITDA (non-GAAP)*	509.3	422.4	21%
Adjusted Net Income (non-GAAP)*	367.5	303.0	21%

* For the third quarter of 2018, adjusted EBITDA and adjusted net income includes RMB 215.9 million adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

In the third quarter of 2018, Yirendai facilitated RMB 6,546.2 million (US$953.1 million) of loans to 96,402 qualified individual borrowers through its online marketplace; 32.2% of loan volume were generated by repeat borrowers who have successfully borrowed on Yirendai’s platform before; 74.8% of the borrowers were acquired from online channels; 100% of the loan volume originated from online channels was facilitated through mobile.

In the third quarter of 2018, Yirendai facilitated 164,218 investors with total investment amount of RMB 11,412.6 million (US$1,661.7 million), 100% of which was facilitated through its online platform and 96% of which was facilitated through its mobile application.

In the third quarter of 2018, total net revenue was RMB 1,121.2 million (US$163.2 million), a decrease of 26% from prior year; net income was RMB 151.6 million (US$22.1 million), a decrease of 50% from prior year and adjusted net income in the third quarter of 2018 was RMB 367.5 million (US$53.5 million), an increase of 21% from prior year.

“Despite a challenging industry environment during the quarter, we achieved solid performance,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “We have seen continuously strong demand from investors on our platform, with our PICC insured loan products being sold out every day, reinforcing our leadership position. We remain confident about Yirendai’s long-term prospects amid an uncertain industry environment.”

“As the industry goes through the regulatory evaluation process, we maintain a prudent risk and growth policy,” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “We are currently awaiting regulators to begin on-site inspections at Yirendai and we are exceedingly confident of our ability to meet registration requirements. This quarter, one of our top priorities was cash and liquidity management, and with efforts made in product and funding diversification, we believe that we are in a solid cash and liquidity position, making us well-positioned to resume our growth and capture market opportunities as the industry consolidates.”

Third Quarter 2018 Financial Results

Total amount of loans facilitated in the third quarter of 2018, was RMB 6,546.2 million (US$953.1 million), decreased by 46% from RMB 12,185.4 million in the same period last year as we proactively controlled our business growth. As of September 30, 2018, Yirendai had facilitated approximately RMB 104.2 billion (US$15.2 billion) in loan principal since its inception.

Total net revenue in the third quarter of 2018 was RMB 1,121.2 million (US$163.2 million), decreased by 26% from RMB 1,513.9 million in the same period last year. The decrease of total net revenue was mainly attributable to a decline in loan origination volume.

Sales and marketing expenses in the third quarter of 2018 were RMB 451.0 million (US$65.7 million), compared to RMB 844.2 million in the same period last year. Sales and marketing expenses in the third quarter of 2018 accounted for 6.9% of amount of loans facilitated, remaining stable from 6.9% in the same period last year.

Origination and servicing costs in the third quarter of 2018 were RMB 155.0 million (US$22.6 million), compared to RMB 119.0 million in the same period last year. Origination and servicing costs in the third quarter of 2018 accounted for 2.4% of amount of loans facilitated, increased from 1.0% in the same period last year mainly due to increased collection efforts this quarter.

General and administrative expenses in the third quarter of 2018 were RMB 167.3 million (US$24.4 million), compared to RMB 172.6 million in the same period last year. General and administrative expenses in the third quarter of 2018 accounted for 14.9% of total net revenue, compared to 11.4% in the same period last year.

Provision expenses in the third quarter of 2018 were RMB 214.7 million (US$31.3 million), compared to RMB 163.0 million in the second quarter of 2018. The increase in provision expenses was mainly attributable to more conservative changes in future collectability estimates.

Income tax expense in the third quarter of 2018 was RMB 34.2 million (US$5.0 million). Since the first quarter of 2017, Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., a subsidiary of the Company, enjoyed a favorable enterprise income tax rate of 12.5% as a software enterprise which qualification was confirmed by local tax bureau in the third quarter of 2016. This makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% for 2017, 2018 and 2019.

Net income in the third quarter of 2018 was RMB 151.6 million (US$22.1 million), decreased by 50% from RMB 303.0 million in the same period last year.

Adjusted net income (non-GAAP) in the third quarter of 2018 was RMB 367.5 million (US$53.5 million), increased by 21% from RMB 303.0 million in the same period last year. For the third quarter of 2018, net income would be positively impacted by RMB 215.9 million if ASC 606 was not adopted, generated from loans facilitated prior to 2018.

Adjusted EBITDA (non-GAAP) in the third quarter of 2018 was RMB 509.3 million (US$74.2 million), increased by 21% from RMB 422.4 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the third quarter of 2018 was 45.4%, compared to 27.9% in the same period last year. For the third quarter of 2018, adjusted EBITDA includes RMB 287.9 million adjustment on pre-tax income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Basic income per ADS in the third quarter of 2018 was RMB 2.46 (US$0.36), decreased from RMB 5.00 in the same period last year.

Adjusted basic income per ADS in the third quarter of 2018 was RMB 5.97 (US$0.87). Adjusted basic income per ADS includes RMB 215.9 million adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Diluted income per ADS in the third quarter of 2018 was RMB 2.43 (US$0.35), decreased from RMB 4.91 in the same period last year.

Adjusted diluted income per ADS in the third quarter of 2018 was RMB 5.89 (US$0.86). Adjusted diluted income per ADS includes RMB 215.9 million adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Net cash used in operating activities in the third quarter of 2018 was RMB 138.2 million (US$20.1 million), compared to RMB 1,370.1 million in the second quarter of 2018.

As of September 30, 2018, cash and cash equivalents was RMB 806.9 million (US$117.5 million), compared to RMB 567.5 million as of June 30, 2018. As of September 30, 2018, balance of held-to-maturity investments was RMB 319.6 million (US$46.5 million), compared to RMB 312.1 million as of June 30, 2018. As of September 30, 2018, balance of available-for-sale investments was RMB 833.8 million (US$121.4 million), compared to RMB 530.1 million as of June 30, 2018.

Delinquency rates. As of September 30, 2018, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.1%, 1.8% and 1.5%, compared to 0.8%, 1.2% and 1.3%, as of June 30, 2018. The increase in delinquency rates were partially due to the slower loan volume growth as well as continuous movements in the Company’s asset credit performance.

Cumulative M3+ net charge-off rates. As of September 30, 2018, the cumulative M3+ net charge-off rate for loans originated in 2015 was 10.3%, compared to 10.1% as of June 30, 2018. As of September 30, 2018, the cumulative M3+ net charge-off rate for loans originated in 2016 was 9.6%, compared to 8.7% as of June 30, 2018. As of September 30, 2018, the cumulative M3+ net charge-off rate for loans originated in 2017 was 8.5%, compared to 6.0% as of June 30, 2018.

Other Operating Metrics and Business Results

•                      As of September 30, 2018, remaining principal of performing loans totaled RMB 42.6 billion (US$6.2 billion), decreased by 7% from RMB 45.8 billion as of June 30, 2018 and increased by 24% from RMB 34.2 billion as of September 30, 2017.

•                      In the third quarter of 2018, Grade I, II, III, IV and V loans represented 11.5%, 32.7%, 31.3%, 17.8% and 6.7% of the Company’s product portfolio, respectively.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted net income, adjusted EBITDA, adjusted EBITDA margin, adjusted basic income per ADS and adjusted diluted income per ADS as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.8680 to US$1.00, the effective noon buying rate on September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai’s management will host an earnings conference call at 8:00 p.m. Eastern Time on November 12, 2018, (or 9:00 a.m. Beijing/Hong Kong Time on November 13, 2018).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5091
U.S. Toll Free:	+1 866-519-4004
Hong Kong Toll Free:	800-906-601
China Toll Free:	400-620-8038
Conference ID:	2788437

A replay of the conference call may be accessed by phone at the following numbers until November 19, 2018:

International:	+61 2-8199-0299
U.S. Toll Free:	+1 646-254-3697
Replay Access Code:	2788437

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: ir@yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,425,162	997,450	516,849	75,254	3,522,760	2,761,915	402,143
Post-origination services	49,951	61,673	79,665	11,600	124,652	194,743	28,355
Account management services	—	401,960	441,146	64,232	—	1,204,227	175,339
Others	38,791	58,489	83,514	12,160	71,148	189,176	27,545
Total net revenue	1,513,904	1,519,572	1,121,174	163,246	3,718,560	4,350,061	633,382
Operating costs and expenses:
Sales and marketing	844,165	793,750	450,986	65,665	1,931,425	2,026,462	295,059
Origination and servicing	119,036	147,031	154,953	22,562	270,967	444,724	64,753
General and administrative	172,643	333,406	167,288	24,358	371,755	837,974	122,011
Provision expenses	—	163,029	214,695	31,260	—	494,348	71,978
Total operating costs and expenses	1,135,844	1,437,216	987,922	143,845	2,574,147	3,803,508	553,801
Interest income, net	33,250	20,753	7,856	1,144	84,797	56,135	8,173
Fair value adjustments related to Consolidated ABFE	(22,762)	142,603	44,627	6,498	(23,322)	191,693	27,911
Non-operating income, net	158	5	41	6	920	(406)	(59)
Income before provision for income taxes	388,706	245,717	185,776	27,049	1,206,808	793,975	115,606
Income tax expense	85,732	41,054	34,163	4,974	283,837	158,795	23,121
Net income	302,974	204,663	151,613	22,075	922,971	635,180	92,485

Weighted average number of ordinary shares outstanding, basic	121,249,448	121,429,290	123,042,879	123,042,879	120,167,235	121,951,944	121,951,944
Basic income per share	2.4988	1.6855	1.2322	0.1794	7.6807	5.2084	0.7584
Basic income per ADS	4.9976	3.3710	2.4644	0.3588	15.3614	10.4168	1.5168

Weighted average number of ordinary shares outstanding, diluted	123,509,834	123,656,710	124,875,663	124,875,663	121,757,910	124,107,002	124,107,002
Diluted income per share	2.4530	1.6551	1.2141	0.1768	7.5804	5.1180	0.7452
Diluted income per ADS	4.9060	3.3102	2.4282	0.3536	15.1608	10.2360	1.4904

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	346,329	(1,370,147)	(138,204)	(20,123)	1,441,204	(1,846,078)	(268,794)
Net cash provided by/ (used in) investing activities	342,289	(491,870)	(82,268)	(11,978)	(181,099)	(956,329)	(139,244)
Net cash (used in)/ provided by financing activities	(127,864)	197,184	(105,574)	(15,372)	(267,698)	46,434	6,761
Effect of foreign exchange rate changes	(14,885)	8,117	15,405	2,244	(25,127)	12,546	1,827
Net increase/(decrease) in cash, cash equivalents and restricted cash	545,869	(1,656,716)	(310,641)	(45,229)	967,280	(2,743,427)	(399,450)
Cash, cash equivalents and restricted cash, beginning of period	2,607,922	2,886,798	1,230,082	179,103	2,186,511	3,662,868	533,324
Cash, cash equivalents and restricted cash, end of period	3,153,791	1,230,082	919,441	133,874	3,153,791	919,441	133,874

Unaudited Consolidated Balance Sheet

(in thousands)

	As of
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD

Cash and cash equivalents	1,403,529	567,502	806,946	117,494
Restricted cash	1,750,262	662,580	112,495	16,380
Accounts receivable	24,050	6,856	6,616	962
Prepaid expenses and other assets	1,136,993	1,228,150	1,180,650	171,906
Loans at fair value	558,178	1,659,310	1,335,584	194,465
Amounts due from related parties	176,867	119,616	121,864	17,744
Held-to-maturity investments	168,917	312,101	319,639	46,540
Available-for-sale investments	996,660	530,057	833,835	121,409
Property, equipment and software, net	81,515	96,769	96,640	14,071
Deferred tax assets	685,875	429,964	231,655	33,730
Contract assets, net	—	2,552,900	2,250,185	327,633
Total assets	6,982,846	8,165,805	7,296,109	1,062,334
Accounts payable	22,634	36,657	33,170	4,830
Amounts due to related parties	22,740	54,954	102,844	14,974
Liabilities from quality assurance program and guarantee	2,392,794	12,152	6,470	942
Deferred revenue	194,646	—	—	—
Payable to third-party credit assurance program	—	1,241,859	353,040	51,404
Payable to investors at fair value	145,200	51,988	13,944	2,030
Accrued expenses and other liabilities	1,704,620	1,234,407	1,074,196	156,406
Deferred tax liabilities	4,545	658,156	561,370	81,737
Contract liabilities	—	294,680	376,905	54,879
Total liabilities	4,487,179	3,584,853	2,521,939	367,202
Ordinary shares	76	76	77	11
Additional paid-in capital	1,094,916	1,174,158	1,266,534	184,411
Treasury stock	—	—	(254)	(37)
Accumulated other comprehensive income	4,330	9,005	18,360	2,673
Retained earnings	1,396,345	3,397,713	3,489,453	508,074
Total equity	2,495,667	4,580,952	4,774,170	695,132
Total liabilities and equity	6,982,846	8,165,805	7,296,109	1,062,334

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	12,185,367	11,736,216	6,546,167	953,141	27,967,538	30,239,102	4,402,898
Loans generated from online channels	6,972,156	7,608,411	4,147,761	603,926	14,833,895	18,696,514	2,722,265
Loans generated from offline channels	5,213,211	4,127,805	2,398,406	349,215	13,133,643	11,542,588	1,680,633
Number of borrowers	192,725	177,754	96,402	96,402	455,507	447,791	447,791
Borrowers from online channels	145,838	135,686	72,108	72,108	329,736	333,765	333,765
Borrowers from offline channels	46,887	42,068	24,294	24,294	125,771	114,026	114,026
Number of investors	214,967	202,380	164,218	164,218	455,251	430,293	430,293
Investors from online channels	214,967	202,380	164,218	164,218	455,251	430,293	430,293

Reconciliation of Net Income
Net income	302,974	204,663	151,613	22,075	922,971	635,180	92,485
Adjustments on net income generated from loans pre-2018 (before adopting ASC606)	—	235,877	215,920	31,438	—	701,219	102,099
Adjusted net income	302,974	440,540	367,533	53,513	922,971	1,336,399	194,584

Reconciliation of EBITDA
Net income	302,974	204,663	151,613	22,075	922,971	635,180	92,485
Adjustments on income before income taxes, generated from loans pre-2018 (before adopting ASC606)	—	314,503	287,892	41,918	—	934,958	136,133
Interest income, net	(33,250)	(20,753)	(7,856)	(1,144)	(84,797)	(56,135)	(8,173)
Income tax expense	85,732	41,054	34,163	4,974	283,837	158,795	23,121
Depreciation and amortization	6,892	9,119	10,944	1,594	15,991	28,563	4,159
Share-based compensation	60,065	17,791	32,537	4,737	63,142	67,902	9,887
Adjusted EBITDA	422,413	566,377	509,293	74,154	1,201,144	1,769,263	257,612
Adjusted EBITDA margin	27.9%	37.3%	45.4%	45.4%	32.3%	40.7%	40.7%

Operating Highlights

(in thousands)

	As of
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD
Operating Highlights
Remaining principal of performing loans	34,235,727	45,849,674	42,576,846	6,199,308
Remaining principal of performing loans covered by quality assurance program and guarantee	33,622,142	148,523	124,811	18,173
Remaining principal of performing loans covered by third-party credit assurance program	—	42,149,174	38,960,185	5,672,712

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
December 31, 2017	0.8%	0.9%	0.7%
March 31, 2018	0.8%	1.6%	1.3%
June 30, 2018	0.8%	1.2%	1.3%
September 30, 2018	1.1%	1.8%	1.5%

Online Channels
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
December 31, 2017	1.2%	1.2%	0.9%
March 31, 2018	1.0%	2.2%	1.8%
June 30, 2018	0.9%	1.5%	1.6%
September 30, 2018	1.2%	2.2%	1.9%

Offline Channels
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
December 31, 2017	0.5%	0.7%	0.5%
March 31, 2018	0.6%	1.1%	0.8%
June 30, 2018	0.7%	1.0%	1.0%
September 30, 2018	0.9%	1.3%	1.1%

	Net Charge-Off Rate for Upgraded Risk Grid
Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge- Off as of September 30, 2018	Total Net Charge-Off Rate as of September 30, 2018
		(in RMB thousands)	(in RMB thousands)
2014	I	—	—	—
	II	1,921,372	84,573	4.4%
	III	303,276	19,105	6.3%
	IV	—	—	—
	V	3,913	518	13.2%
	Total	2,228,561	104,196	4.7%
2015	I	146,490	4,533	3.1%
	II	1,614,354	98,803	6.1%
	III	2,521,705	215,455	8.5%
	IV	2,506,107	270,642	10.8%
	V	2,768,957	392,692	14.2%
	Total	9,557,613	982,126	10.3%
2016	I	497,220	17,223	3.5%
	II	3,137,889	148,707	4.7%
	III	3,763,081	245,613	6.5%
	IV	5,183,233	436,959	8.4%
	V	7,799,180	1,111,359	14.2%
	Total	20,380,603	1,959,861	9.6%
2017	I	2,701,162	79,896	3.0%
	II	9,079,647	549,698	6.1%
	III	10,611,451	928,899	8.8%
	IV	10,263,135	1,010,216	9.8%
	V	8,750,663	969,227	11.1%
	Total	41,406,058	3,537,937	8.5%
Q1-Q3 2018	I	2,871,763	14,498	0.5%
	II	8,326,827	91,292	1.1%
	III	8,289,580	123,465	1.5%
	IV	6,944,551	139,122	2.0%
	V	3,806,381	95,347	2.5%
	Total	30,239,102	463,723	1.5%

M3+ Net Charge-Off Rate

Loan issued period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%	5.3%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%	10.2%	10.3%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.2%	9.6%	9.8%	10.1%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%	8.6%	9.1%	9.5%	9.8%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%	8.0%	8.7%	9.4%	10.0%
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%	6.4%	7.2%	8.1%	8.9%
2016Q2	0.2%	1.7%	3.4%	4.9%	6.1%	7.1%	8.3%	9.4%
2016Q3	0.1%	1.5%	3.2%	4.6%	6.0%	7.5%	9.0%
2016Q4	0.2%	1.5%	3.0%	4.6%	6.4%	8.2%
2017Q1	0.2%	1.4%	3.2%	5.4%	7.6%
2017Q2	0.3%	2.0%	4.7%	7.5%
2017Q3	0.4%	3.0%	6.5%
2017Q4	0.6%	4.2%
2018Q1	0.5%